UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    April 26, 2013

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Regarding Sale of SMFG shares by SMBC

Tokyo, April 26, 2013 — Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe, “SMBC”), a subsidiary of Sumitomo Mitsui Financial Group, Inc. (President: Koichi Miyata, “SMFG”), has decided to sell a portion of its parent’s shares (SMFG shares) owned by SMBC.

1. Details of sale

(1) Type of shares to be sold	Common Stock of SMFG

(2) Total number of shares to be sold	13,340,000 shares

(Ratio to the total number of shares issued 0.94%)

(3) Method of sale	Sale through a securities disposal trust (yukashoken shobun shintaku)

2. Reason of sale

Sale of parent’s shares (SMFG shares) pursuant to Article 135, Paragraph 3 of the Companies Act.

Disclaimer:

This document is not for distribution in the United States. This document is prepared for the purpose of public disclosure regarding the sale of SMFG shares by SMBC through a securities disposal trust (yukashoken shobun shintaku) and does not constitute a solicitation of an offer for purchase of any securities in or outside of Japan. This document is not an offer to sell or a solicitation of any offer to buy any securities in the United States. The Common Stock of SMFG set forth above have not been and will not be registered under the United States Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements under the Act.